UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2026

Flavia Pease
Chief Financial Officer, Executive Vice President
INSULET CORP
100 Nagog Park
Acton, Massachusetts 01720

Re: INSULET CORP
Form 10-K for Fiscal Year Ended December 31, 2025
Filed February 18, 2026
File No. 001-33462

Dear Flavia Pease:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services